November 26, 2010

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. ONeal-Johnson:

This letter responds to additional comments on the response letter filed via EDGAR on November 23, 2010 for (i) Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A (“PEA 40”) on behalf of the Henderson European Focus Fund (“European Focus Fund”), Henderson Global Equity Income Fund (“Global Equity Income Fund”), Henderson Global Opportunities Fund (“Global Opportunities Fund”), Henderson Global Technology Fund (“Global Technology Fund”), Henderson International Opportunities Fund (“International Opportunities Fund”) and Henderson Japan-Asia Focus Fund (“Japan-Asia Focus Fund”) filed on EDGAR on October 1, 2010, (ii) Post-Effective Amendment No. 41 to the Registrant’s registration statement on Form N-1A (“PEA 41”) on behalf of the Henderson Emerging Markets Opportunities Fund (“Emerging Markets Opportunities Fund”) filed on EDGAR on October 12, 2010, and (iii) Post-Effective Amendment No. 42 to the Registrant’s registration statement on Form N-1A  (“PEA 42”) on behalf of the Henderson International Equity Fund (“International Equity Fund”) that were provided to me by telephone on Wednesday, November 24, 2010 by the Securities and Exchange Commission (the “Commission”).

1.           SEC Comment:  In the sections entitled “Fund Summary-Principal Investment Strategies” and “Fund Summary-Principal Investment Risks” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, the Prospectus for Emerging Markets Opportunities Fund and the Prospectus for International Equity Fund, the Commission requested that the Registrant revise the disclosure for each Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument.  The Commission has requested further specificity as to the derivative instruments each Fund invests in.

Response:  The Registrant believes that the revised disclosure as set forth in Appendix A to the Response Letter dated November 23, 2010 addresses the initial comment from the Commission.  Therefore, the disclosure will not be further revised.

2.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Global Equity Income Fund, Global Technology Fund and International Opportunities Fund, the Commission requested that the Registrant revise the disclosure for each Fund to indicate the percentage of assets outside the United States should be at least 40% and the number of countries should be at least three countries.  The Commission has emphasized that both the Global Equity Income Fund and Global Technology Fund should include disclosure that the Fund will invest at least 40% of its net assets in securities of non-US companies.

Response:  The Registrant respectively declines to incorporate the staff’s comment regarding at least 40% of the Global Equity Income Fund’s and the Global Technology Fund’s net assets being invested outside of the United States.

As of October 31, 2010, the Global Technology Fund and the Global Equity Income Fund invested approximately 71% and 19% of their net assets, respectively, in companies in the United States.  The managers of these Funds will buy or sell a security as they deem appropriate to meet each Fund’s investment objective and have no limits and no specific policy on the geographic asset distribution of each Fund’s investments.  The Funds may invest in companies domiciled in any country that the managers believe to be appropriate to meet each Fund’s objective.

As a result, the percentage of securities held outside the United States may not be at least 40% of the Funds’ net assets due to the managers’ investment style.  Therefore, the Registrant respectively declines to incorporate the staff’s comment regarding at least 40% of the Funds’ assets being invested outside the United States.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a supplemental response being made on behalf of Henderson Global Funds (“Registrant”) to comments you provided by phone on November 12, 2010 with respect to (i) Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A (“PEA 40”) filed on EDGAR on October 1, 2010, (ii) Post-Effective Amendment No. 41 to the Registrant’s registration statement on Form N-1A (“PEA 41”) filed on EDGAR on October 12, 2010, and (iii) Post-Effective Amendment No. 42 to the Registrant’s registration statement on Form N-1A  (“PEA 42”) filed on EDGAR on October 29, 2010, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in PEA 40, PEA 41 and PEA 42;
•	the effectiveness of PEA 40, PEA 41 and PEA 42 will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•
the Registrant may not assert the effectiveness of PEA 40, PEA 41 or PEA 42 as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on November 24, 2010.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough